UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED DECEMBER 31, 20081

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

[1]
This report corresponds to the consolidated financial statements of Bancolombia S.A. (BANCOLOMBIA) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been changes to the Bank’s principal accounting policies in the quarter ended December 31, 2008, due to regulatory changes implemented by Colombian authorities. For more information please see the section entitled “Summary of non-recurring or extraordinary items” in this report. The statements of income for the quarter ended December 31, 2008 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA refers to the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: January 1, 2009 Ps. 2,243.59= US$ 1 Average Representative Market Rate for 2008 Ps. 1,966.26 = US$ 1

1.	SUMMARY:
Bancolombia S.A. (“BANCOLOMBIA” or the “Bank”) delivered strong results in 2008 as it reported net income of Ps. 1,290.6 billion for the year (Ps. 1,638.23 per share and $US 2.92 per ADR), increasing 18.7% compared to 2007 figures. During 2008, the Bank experienced an expansion in its business areas driven by loan growth of 18.4% over the year while maintaining a strong balance sheet in terms of coverage for loan losses, solid liquidity and capital position, as well as a profitable operation with an average return on equity of 23.7% for 2008.
During 2008, allowances for loan losses increased to Ps. 2,134.4 billion (4.8% of gross loans and financial leases), maintaining the level of coverage, measured by the ratio of allowances to past due loans, close to 135%. The delinquencies ratio (loans overdue more than 30 days) increased slightly to 3.6% by the end of the quarter ended December 31, 2008 (“4Q08”) from 3.5% the previous quarter.
Driven by the operating results of the Bank in 2008, shareholders’ equity totaled Ps. 6,117 billion by the end of 2008, increasing 17.6% as compared to the figure as of December 31, 2007, while the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.24%.
BANCOLOMBIA continued experiencing a favorable evolution of deposit growth, strengthening its solid liquidity position. As of December 31, 2008, BANCOLOMBIA’s deposits reached Ps. 40,384 billion, increasing 8.9% as compared to the quarter ended September 30, 2008 (“3Q08”) and 17.5% as compared to the quarter ended December 31, 2007 (“4Q07”), while the ratio of net loans to deposits (including borrowings from development banks) finished the year at 96%.
BANCOLOMBIA recorded net income of Ps. 294.4 billion (Ps. 373.75 per share and $US 0.67 per ADR) for 4Q08, a decrease of 8.7% as compared to the Ps. 322.5 billion for 4Q07. Several non-recurring items were incorporated in 4Q08 resulting in a net negative impact on revenues of Ps 63.8 billion, which represents 18.7% of 4Q08 income before taxes.
The Bank’s results in 4Q08 were mainly driven by a strong performance of net interest income that totaled Ps. 985.1 billion in 4Q08, increasing 6.9% as compared to 3Q08 and 25.1% as compared to 4Q07, higher operating income other than interest or fees, which amounted to Ps. 189.3 billion in 4Q08, increasing 44.9% as compared to 3Q08 and 31.7% as compared to 4Q07 and solid net fees and income from services that totaled Ps 361.0 billion which represents a 4.1% increase as compared to 3Q08. Results for 4Q08 were offset by a higher level of provision charges as net provisions totaled Ps. 474.7 billion in 4Q08, representing an increase of 94.9% as compared to 3Q08 and 125.3% as compared to 4Q07 and operating expenses that amounted to Ps 735.3 billion, increasing 15.3% as compared to the figures for 3Q08. For more information on provision charges please see the section entitled “Asset Quality” in this report.
Net interest income for the year 2008 totaled Ps. 3,560.4 billion, increasing 26.8% as compared to the same figure for 2007, driven by the 18.4% loan growth and wider spreads during the period. Net interest margin increased from 6.8% in 2007 to 7.4% in 2008.
BANCOLOMBIA’s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 47.8% in 2008, improving in relation to the 53.0% ratio for 2007.

BANCOLOMBIA: Summary of consolidated financial quarterly results2.

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(Ps millions)	4Q 07	3Q 08	4Q 08	4Q 08 / 3Q 08	4Q 08 / 4Q 07
ASSETS
Loans and financial leases, net	36,245,473	40,474,342	42,508,210	5.03%	17.28%
Investment securities, net	5,774,251	6,947,159	7,278,276	4.77%	26.05%
Other assets	10,131,925	10,539,537	11,996,593	13.82%	18.40%

Total assets	52,151,649	57,961,038	61,783,079	6.59%	18.47%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	34,374,150	37,096,051	40,384,400	8.86%	17.48%
Non-interest bearing	5,804,724	4,582,805	5,723,460	24.89%	-1.40%
Interest bearing	28,569,426	32,513,246	34,660,940	6.61%	21.32%
Other liabilities	12,578,229	15,099,981	15,281,834	1.20%	21.49%
Total liabilities	46,952,379	52,196,032	55,666,234	6.65%	18.56%
Shareholders’ equity	5,199,270	5,765,006	6,116,845	6.10%	17.65%

Total liabilities and shareholders’ equity	52,151,649	57,961,038	61,783,079	6.59%	18.47%

Interest income	1,375,701	1,614,618	1,784,855	10.54%	29.74%
Interest expense	588,349	693,547	799,795	15.32%	35.94%
Net interest income	787,352	921,071	985,060	6.95%	25.11%
Net provisions	(210,719)	(243,584)	(474,664)	94.87%	125.26%
Fees and income from service, net	345,890	346,717	361,000	4.12%	4.37%
Other operating income	143,710	130,622	189,316	44.93%	31.73%
Total operating expense	(581,988)	(637,920)	(735,284)	15.26%	26.34%
Goodwill amortization	(19,695)	(11,287)	(34,804)	208.35%	76.71%
Non-operating income, net	(4,832)	(14,229)	51,152	459.49%	1158.61%
Income tax expense	(137,222)	(124,423)	(47,323)	-61.97%	-65.51%

Net income	322,496	366,967	294,453	-19.76%	-8.70%

PRINCIPAL RATIOS
PROFITABILITY
Net interest margin (1)	7.17%	7.69%	7.49%	6.80%	7.42%
Return on average total assets (2)	2.57%	2.66%	1.95%	2.30%	2.34%
Return on average shareholders’ equity (3)	25.99%	26.66%	19.80%	24.41%	23.68%

EFFICIENCY
Operating expenses to net operating income	47.44%	46.42%	50.16%	53.01%	47.79%
Operating expenses to average total assets	4.80%	4.70%	5.10%	4.82%	4.79%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.14%	9.95%	9.90%
Technical capital to risk weighted assets	12.67%	11.37%	11.24%

	Quarter			As of
KEY FINANCIAL HIGHLIGHTS	4Q 07	3Q 08	4Q 08	Dec-07	Dec-08
Net Income (Ps millions)	322,496	366,967	294,453	1,086,923	1,290,643
Basic and Diluted net income per ADS	0.81	0.85	0.67	2.74	2.92
Basic and Diluted net income per share $COP	409.35	465.80	373.75	1,379.65	1,638.23
P/BV ADS (4)	2.61	2.12	1.69
P/BV Local (5)	2.56	2.14	1.70
P/E (6)	10.39	8.38	8.81
ADR price (7)	34.20	28.45	23.35
Common price (7)	16,900	15,640	13,200
Weighted average of Preferred and Common Shares outstanding	787,827,003	787,827,003	787,827,003

(1)
Calculated taking into account an average between the figures as of September 2008 and as of December 2008. It’s defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as annualized quarterly net income divided by monthly average assets.; (5) Defined as annualized quarterly net income divided by monthly average equity; (3) Defined as ADS price divided by ADS book value; (6) Defined as share price divided by share book value.; (7) Share prices on the Colombian Stock Exchange;

2.	CONSOLIDATED BALANCE SHEET

2.1.	Assets

As of December 31, 2008, BANCOLOMBIA’s assets totaled Ps. 61,783 billion, representing an increase of 6.6% and 18.5% as compared to the figures presented at the end of 3Q08 and 4Q07 respectively.

2.1.1.	Loan Portfolio

As of December 31, 2008, BANCOLOMBIA’s gross loans totaled Ps. 44,643 billion, increasing 5.6% as compared to 3Q08 and 18.4% as compared to 4Q07.

LOAN PORTFOLIO		As of		Growth
(Ps millions)	31-Dec-07	30-Sep-08	31-Dec-08	Dec-08/Sep-08	Dec-08/Dec-07
CORPORATE
Working capital loans	16,099,499	17,339,568	19,332,292	11.49%	20.08%
Loans funded by domestic development banks	882,715	950,134	1,022,764	7.64%	15.87%
Trade Financing	1,159,546	1,817,194	1,768,964	-2.65%	52.56%
Overdrafts	59,146	111,717	63,508	-43.15%	7.37%
Credit Cards	43,159	49,510	42,366	-14.43%	-1.84%

TOTAL CORPORATE	18,244,065	20,268,123	22,229,894	9.68%	21.85%

RETAIL AND SMEs
Working capital loans	3,729,344	4,096,301	4,138,373	1.03%	10.97%
Personal loans	3,778,558	4,242,273	4,287,515	1.07%	13.47%
Loans funded by domestic development banks	719,211	861,001	896,282	4.10%	24.62%
Credit Cards	2,020,611	2,376,832	2,518,991	5.98%	24.66%
Overdrafts	218,006	313,605	229,212	-26.91%	5.14%
Automobile loans	1,312,396	1,340,500	1,320,409	-1.50%	0.61%
Trade Financing	97,978	127,259	123,826	-2.70%	26.38%
TOTAL RETAIL AND SMEs	11,876,104	13,357,771	13,514,608	1.17%	13.80%

MORTGAGE	2,883,628	3,373,317	3,391,326	0.53%	17.61%

FINANCIAL LEASES	4,698,827	5,289,495	5,506,742	4.11%	17.19%

Total loans and financial leases	37,702,624	42,288,706	44,642,570	5.57%	18.41%
Allowance for loan losses and financial leases	(1,457,151)	(1,814,364)	(2,134,360)	17.64%	46.47%

Total loans and financial leases, net	36,245,473	40,474,342	42,508,210	5.03%	17.28%

Loan growth during 4Q08 was driven by corporate loans which presented higher than expected activity, reaching Ps 22,230 billion by the end of 2008 and increasing 9.7% as compared to 3Q08. BANCOLOMBIA’s solid liquidity position was key to boosting lending within this segment throughout 4Q08.
In contrast to the behavior observed in corporate lending, Retail and SMEs, Financial Leases and Mortgage segments experienced a decrease in their rate of growth during 4Q08 as a direct consequence of a more selective approach towards lending, combined with lower demand derived from a lower pace of economic growth. Consequently, there was a change in the loan’s book composition in favor of Corporate loans which reached 49.8% of the loan portfolio, while Retail and SME’s loans represented 30.3% and Financial leases 12.3% by the end of 2008.
As of December 31, 2008, mortgages amounted to Ps 3,391 billion (7.6% of gross loans). It is important to note that during 4Q08 BANCOLOMBIA securitized Ps. 233.6 billion in mortgage loans. If the outstanding securitized loans were added to the outstanding loans on the Bank’s balance sheet, this segment would record an increase of 3.2% as compared to 3Q08 and 20.6% compared to 4Q07.

Lending denominated in Colombian Pesos was dynamic in 4Q08 as the Colombian Peso denominated loan book (which is 71.6% of loan portfolio) increased 6.7% quarter-over-quarter and 18.2% year-over-year. On the other hand, the U.S. dollar denominated loan book (the remaining 28.4% of BANCOLOMBIA’s loans) was less active, increasing 0.2% over the quarter and 6.9% over the year when measured in U.S. dollars.
In line with the Bank’s conservative approach towards protecting the balance sheet, allowances for loans losses increased more than past due loans during 4Q08 reaching Ps. 2,134.4 billion and representing 4.8% of gross loans and financial leases.
As of December 31, 2008, net loans and financial leases amounted to Ps. 42,508 billion and represented 68.8% of total assets.
2.1.2.	Investment Portfolio
As of December 31, 2008, BANCOLOMBIA’s net investment securities amounted to Ps. 7,278 billion, representing a 4.8% increase when compared to the figures as of September 30, 2008, and an increase of 26.0% when compared to the figures as of December 31, 2007. Net investment securities comprise Investments in debt securities which represented 94.0% of BANCOLOMBIA’s net investment securities portfolio by the end of 2008 and 11.1% of total assets, decreasing slightly in relative size from the 11.6% presented by the end of 3Q08.
2.2.	Funding
As of December 31, 2008, BANCOLOMBIA’s liabilities reached Ps. 55,666 billion, increasing 6.6% as compared to 3Q08 and 18.6% as compared to 4Q07. Liabilities denominated in Colombian Pesos, which represent 69.8% of total liabilities, increased 7.9% over the quarter and 19.7% as compared to 4Q07.
During the last few months, the Central Bank of Colombia (“the Colombian Central Bank”) undertook several measures to support the proper functioning of Colombia’s financial system. At its October 24, 2008 meeting, ordinary reserve requirements were modified as follows (i) 11% for demand deposits from the (previously 11.5%); (ii) 4.5% for time deposits under 540 days (previously 6%). Subsequently, the Colombian Central Bank overnight lending rate was reduced 50 basis points (“bp”) at its December 19, 2008 meeting for the first time since April 2006 when a cycle of restrictive policy was initiated. This decision was followed by an additional reduction of 50 basis points at its January 30, 2009 meeting and 100 basis points at its February 27, 2009 meeting, leaving the Colombian Central Bank’s overnight lending rate at 8.00%. As a result of these measures, the Colombian financial system has been relatively liquid in recent months and interbank lending rates have maintained historical spreads with the Colombian Central Bank overnight lending rate.
In this interest rates environment, and reflecting BANCOLOMBIA’s focus on preserving a solid liquidity position, the Bank experienced, during 4Q08, a positive evolution of deposit growth which reached Ps. 40,384 billion, increasing 8.9% as compared to 3Q08 and 17.5% as compared to 4Q07. COP denominated deposits, 72.7% of BANCOLOMBIA’s total deposits, increased 10.2% and 19.1% as compared to 3Q08 and 4Q07 respectively. In addition, non-interest deposits increased 24.9% in 4Q08 driven by the seasonal behavior of checking accounts, while the participation of time deposits in the funding mix decreased slightly to 34.7% of total deposits from 35.7% in 3Q08.

Despite tighter general liquidity conditions for U.S. dollar denominated funds in 4Q08, BANCOLOMBIA continued to have access to sources of funding in U.S. dollars. In fact, dollar denominated deposits increased 2.6% in 4Q08, benefiting from a re-allocation of funds by some clients, while dollar denominated borrowings from other banks increased 18.7% over the same period, measured in U.S. dollars.

	Dec-07		Sep-08		Dec-08
DEPOSITS MIX	Ps. Million	%	Ps. Million	%	Ps. Million	%
Checking accounts	6,868,275	20.0%	6,031,361	16.3%	7,301,050	18.1%
Time deposits	14,304,727	41.6%	17,431,652	47.0%	18,652,738	46.2%
Savings deposits	12,697,288	36.9%	13,260,107	35.7%	13,997,070	34.7%
Other	503,860	1.47%	372,931	1.01%	433,542	1.07%

Total deposits	34,374,150	100.0%	37,096,051	100.0%	40,384,400	100.00%

2.3.	Shareholders’ Equity and regulatory capital
Shareholders’ equity totaled Ps. 6,117 billion by the end of 2008, increasing 17.6% as compared to the figure by the end of 2007. The increase in equity was driven by the operating results of the Bank in 2008.
At the end of 4Q08, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.2%, comprised of a Tier I ratio of 9.0% and a Tier II ratio of 2.3%. BANCOLOMBIA’s capital adequacy exceeds the minimum established by Colombian regulators by more than 220 basis points.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps. millions)	Dec-07%		Sep-08%		Dec-08%
Basic capital (Tier I)	4,729,101	10.14%	4,805,333	9.10%	4,971,755	8.95%
Additional capital (Tier II)	1,179,216	2.53%	1,198,724	2.27%	1,273,869	2.29%
Technical capital (1)	5,908,317	12.67%	6,004,058	11.37%	6,245,624	11.24%
Risk weighted assets included market risk	46,628,036		52,784,581		55,542,485

CAPITAL ADEQUACY (2)	12.67%		11.37%		11.24%

(1)	Technical capital is the sum of basic and additional capital.

(2)	Capital adequacy is technical capital divided by risk weighted assets.

3.	INCOME STATEMENT
During 4Q08, BANCOLOMBIA recorded net income of Ps. 294.5 billion (Ps. 373.75 per share and $US 0.67 per ADR), a decrease of 8.7% as compared to the Ps. 322.5 billion for 4Q07.
Net income for the year ended December 31, 2008 totaled Ps. 1,290.6 billion (Ps. 1,638.23 per share and $US 2.92 per ADR), increasing 18.7% as compared to the year ended December 31, 2007.
Annualized return on average shareholders’ equity for 4Q08 was 19.8%. Return on average equity for the year ended December 31, 2008 was 23.7%, decreasing slightly from the 24.4% for the same period of 2007.
3.1.	Net Interest Income
During 4Q08, interest on loans reached Ps. 1,427 billion, increasing 12.8% as compared to 3Q08 and 33.1% as compared to the Ps. 1,071 billion recorded in 4Q07, driven by wider spreads in the loan book as net interest margin for loans during 4Q08 increased to 8.5% from 7.8% in 4Q07.
Interest on investment securities decreased 7.1% in 4Q08 to Ps. 115.9 billion, while interest on financial leases reached Ps. 211.1 billion increasing 6.1% and 24.9% as compared to 3Q08 and 4Q07 respectively.
Overall, total interest income increased 10.5% as compared to 3Q08 and 29.7% as compared to 4Q07, while total interest expense grew 15.3% and 35.9% respectively. Net interest income increased 6.9% as compared to 3Q08 and 25.1% as compared to 4Q07.
Net interest income for the year 2008 totaled Ps. 3,560.4 billion, increasing 26.8% as compared to the same figure for 2007, driven by the 18.4% loan growth and higher margins during the period. Net interest margin increased from 6.8% in 2007 to 7.4% in 2008 due to higher interest spreads in the loan portfolio and a steady income from investment securities despite a more volatile bond market conditions.
3.2.	Fees and Income from Services
Net fees and income from services totaled Ps. 361.0 billion during 4Q08, increasing 4.1% as compared to 3Q08.
For the year ended December 31, 2008, net fees and income from services totaled Ps. 1,313.6 billion, increasing 13.3% as compared to the same period of 2007. Fee revenue performance was driven by credit and debit card fees, which totaled Ps. 446.6 billion for the year ended December 31, 2008, increasing 52.1% as compared to the same period last year, fees related to fiduciary activities that totaled Ps. 98.8 billion for the year ended December 31, 2008, increasing 42.8% as compared to 2007, and fees related to collection and payment service which totaled Ps. 157.3 billion for the year ended December 31, 2008, increasing 20.6% as compared to the same period last year. Net fees and income from services performance was impacted by lower credit card merchant fees which totaled Ps. 32.2 billion for the year ended December 31, 2008, decreasing 17.8% as compared to the same period last year, and by fees and other services expenses which totaled Ps. 134.9 billion in the year ended December 31, 2008, increasing 15.9% as compared to 2007.

The following table summarizes BANCOLOMBIA’s participation in the credit card business in Colombia.

ACCUMULATED CREDIT CARD BILLING			%	2008
(Ps. millions)	Dec-07	Dec-08	Growth	Market Share
Bancolombia VISA	1,480,725	1,738,186	17.39%	8.24%
Bancolombia Mastercard	1,941,401	2,232,799	15.01%	10.59%
Bancolombia American Express	1,007,659	1,532,476	52.08%	7.27%
Total Bancolombia	4,429,784	5,503,462	24.24%	26.10%

Colombian Credit Card Market	19,214,228	21,088,011	9.75%

Source:	Credibanco and Redeban Multicolor

CREDIT CARD MARKET SHARE			%	2008
(Outstanding credit cards)	Dec-07	Dec-08	Growth	Market Share
Bancolombia VISA	304,612	314,221	3.15%	5.88%
Bancolombia Mastercard	336,583	362,287	7.64%	6.78%
Bancolombia American Express	232,635	322,603	38.67%	6.04%
Total Bancolombia	873,830	999,111	14.34%	18.70%

Colombian Credit Card Market	5,251,549	5,341,507	1.71%

Source:	Credibanco and Redeban Multicolor
3.3.	Other Operating Income

Total other operating income totaled Ps. 189.3 billion for 4Q08, increasing 44.9% compared to 3Q08 and 31.7% when compared to the figures for 4Q07. This result was impacted positively by sales of equity securities, as the Bank recorded additional gains on sales of investment securities related to the sale of interest in Multienlace S.A., and negatively impacted by rule changes, concerning valuation methodologies for derivative instruments issued by the Colombian Superintendency of Finance in 2008.

In 4Q08, net foreign exchange gains reached Ps. 80.2 billion driven by the COP depreciation that took place over during 4Q08 as this line item aggregates net gains (or losses) of the peso conversion of U.S. dollar denominated assets and liabilities, trading gains and foreign currency sales profits. BANCOLOMBIA usually hedges its currency exposure by establishing an opposite position in its derivative portfolio in order to minimize its exposure to sharp movements in exchange rates. Accordingly, exchange rate movements, tend to have an opposite effect on the line item for derivative financial instruments compared to the effect produced on the line item for net foreign exchange gains.

For further explanation of the non recurring items affecting this line of income, please see section 3.6 “Summary of non-recurring or extraordinary items” in this report.

3.4.	Provisions

For explanation of the trends driving the current level of provisions charges, please see the section entitled “Asset Quality” in this report.

3.5.	Operating expenses

During 4Q08, operating expenses totaled Ps. 735.3 billion, increasing 15.3% as compared to 3Q08 and 26.3% as compared to the figures for 3Q07. Operating expenses were negatively impacted by a special provision for fidelity bonuses paid to employees that was recorded for the first time in 4Q08, amounting to Ps 31.2 billion, which increased the line item for salaries and employee benefits in 4Q08 and represented almost a third of the quarter-over-quarter variation for operating expenses. In addition, administrative and other expenses totaled Ps. 368.8 billion in 4Q08, increasing 16.4% as compared to 3Q08. As a result of the higher operating expenses and the net negative impact of non-recurring items on revenues during 4Q08, efficiency, measured as the ratio of operating expenses to net operating income, decreased as this ratio reached 50.2%, compared to 46.4%, recorded in 3Q08.

For the year ended December 31, 2008, total operating expenses amounted to Ps 2,567 billion, increasing 16.6% as compared to the year ended December 31, 2007. The increase in operating expenses was driven by administrative and other expenses that totaled Ps. 1,269.0 billion for 2008, increasing 18.5% as compared to the same period last year. Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) totaled Ps 1,077.9 billion for the year 2008, increasing 14.3% as compared to 2007. Personnel expenses were primarily driven by bonus plan payments which are part of BANCOLOMBIA’s variable compensation program.

For the year ended December 31, 2008, efficiency, measured as the ratio of operating expenses to net operating income, improved for the second consecutive year as this ratio fell to 47.8% in 2008, from 53.0% in 2007.

3.6.	Summary of non-recurring or extraordinary items

Several non-recurring items were recorded in the 4Q08 income statement resulting in a net negative impact on revenues of Ps 63.8 billion which represents 18.7% of 4Q08 income before taxes. Specifically, the operating results were affected by:

•
Rule changes concerning valuation methodologies for derivative instruments as the Colombian Superintendency of Finance issued external circulars 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products. In accordance with the 2008 External Circulars, BANCOLOMBIA adopted the methodology by which it values its portfolio of derivatives and structured products. As a result of this change, BANCOLOMBIA s balance sheet and financial results were impacted by a reduction in the carrying value of derivatives totaling Ps. 145 billion in the 2008 fiscal year, of which Ps 98.0 billion negatively impacted the income from derivative financial instruments for 4Q08. An additional reduction of Ps. $135 billion in the carrying value of derivatives will be recorded in 2009, resulting in a reduction on income that will be amortized daily, in equal installments, during the first six months of 2009.

•
During 2Q08 BANCOLOMBIA agreed to sell 100% of its interest in Multienlace S.A, a company that provides business process outsourcing and contact center services to corporate clients. As part of this transaction, the Bank recorded in 4Q08 non recurring gains on sales of investment securities for Ps. 55.6 billion.

•
In 4Q08 a special provision for fidelity bonuses paid to employees for every five years of employment was recorded, for the first time, totaling Ps 31.2 billion which primarily drove the increase in expenses related to salaries and employee benefits in 4Q08.

•
During 4Q08, the Bank reviewed the allowances made in connection with pending litigation and reassessed the value of these contingencies according to the current status of the claims. As a result of this review of litigation contingencies, the Bank reversed a total amount of Ps. 32.8 billion in allowances in 4Q08.

•
In 4Q08, the Bank modified the methodology used to calculate the goodwill amortization resulting in an increase of the amortization charge of Ps 23.0 billion for the year 2008, which was fully incorporated in 4Q08 goodwill amortization.

4.	Asset Quality

Despite higher recovery of charged off loans during the quarter, total net provisions for 4Q08 amounted to Ps. 474.7 billion, increasing 94.9% as compared to 3Q08 and 125.3% as compared to 4Q07. The higher level of provision charges during 4Q08 are due by:

•
A conservative effort to build reserves as allowances for loans losses increased to Ps. 2,134.4 billion during 4Q08 (4.8% of gross loans and financial leases), increasing 17.6% compared to 3Q08, and outpacing the 8.5% increase of past due loans over the quarter. Consequently, coverage, measured as the ratio of allowances for loans and accrued interest losses to past due loans, increased to 134.8% in 4Q08 from 124.1% in 3Q08.

•
Increasing past due loans and the subsequent deterioration in asset quality indicators. Delinquencies ratio (loans overdue more than 30 days) reached 3.6% by the end of 4Q08, close to the 3.5% ratio recorded by the end of 3Q08.

During 4Q08, charge-offs of bad loans totaled Ps. 188.6 billion.

For the year ended December 31, 2008, net provisions totaled Ps 1,133.2 billion, increasing 89.8% as compared to the same period of 2007.

The following tables present key metrics for asset quality:

LOANS AND FINANCIAL LEASES CLASSIFICATION
( Ps millions)	As of 31-Dec-07		As of 30-Sep-08		As of 31-Dec-08
“A” Normal	35,397,502	93.9%	39,112,111	92.5%	40,650,096	91.0%
“B” Subnormal	1,135,023	3.0%	1,641,326	3.9%	2,216,831	5.0%
“C” Deficient	300,085	0.8%	507,581	1.2%	576,557	1.3%
“D” Doubtful recovery	604,034	1.6%	738,867	1.7%	871,893	2.0%
“E” Unrecoverable	265,980	0.7%	288,821	0.7%	327,193	0.7%

Total	37,702,624	100%	42,288,706	100%	44,642,570	100%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.1%		3.6%		4.0%

ASSET QUALITY	As of			Growth
(Ps millions)	Dec-07	Sep-08	Dec-08	4Q 08 / 3Q 08	4Q 08 / 4Q 07
Total performing past due loans (1)	438,566	615,605	696,529	13.15%	58.82%
Total non-performing past due loans	666,367	880,600	927,476	5.32%	39.18%
Total past due loans	1,104,933	1,496,205	1,624,005	8.54%	46.98%
Allowance for loans and accrued interest losses	1,490,454	1,856,606	2,188,683	17.89%	46.85%
Past due loans to total loans	2.93%	3.54%	3.64%
Non-performing loans as a percentage of total loans	1.77%	2.08%	2.08%
“C”, “D” and “E” loans as a percentage of total loans	3.10%	3.63%	3.98%
Allowances to past due loans (2)	134.89%	124.09%	134.77%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	127.38%	120.93%	123.26%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	223.67%	210.83%	235.98%
Allowance for loan and accrued interest losses as a percentage of total loans	3.95%	4.39%	4.90%
Percentage of performing loans to total loans	98.23%	97.92%	97.92%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

	PDL/ total loans as Of
LOAN CLASSIFICATION	% Of loan Portfolio	30-Sep-08	31-Dec-08
Commercial loans	62.9%	2.3%	2.5%
Consumer loans	16.9%	5.8%	5.9%
Small business loans	0.3%	9.9%	12.3%
Mortgage loans	7.6%	8.5%	8.4%
Finance lease	12.3%	3.1%	3.0%

TOTAL LOAN PORTFOLIO	100.0%	3.5%	3.6%

5.	BANCOLOMBIA Company Description (NYSE: CIB)

BANCOLOMBIA S.A. is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.4 million customers. BANCOLOMBIA delivers its product and services via its regional network comprised of Colombia ’s largest non-government owned banking network, central America ’s presence through El Salvador ’s leading financial conglomerate (Banagricola), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Annexs

6.1	Balance Sheet

BALANCE SHEET				Last
(Ps millions)	Dec-07	Sep-08	Dec-08	Quarter	Annual
ASSETS
Cash and due from banks	3,618,619	3,943,274	3,870,927	-1.83%	6.97%
Overnight funds sold	1,609,768	570,307	1,748,648	206.62%	8.63%
Total cash and equivalents	5,228,387	4,513,581	5,619,575	24.50%	7.48%

Debt securities	5,596,051	6,705,148	6,840,596	2.02%	22.24%
Trading	1,916,012	2,125,396	2,385,564	12.24%	24.51%
Available for Sale	1,954,593	2,135,482	2,000,588	-6.32%	2.35%
Held to Maturity	1,725,446	2,444,270	2,454,444	0.42%	42.25%
Equity securities	253,747	307,403	503,861	63.91%	98.57%
Trading	93,125	132,996	331,398	149.18%	255.86%
Available for Sale	160,622	174,407	172,463	-1.11%	7.37%
Market value allowance	-75,547	-65,392	-66,181	1.21%	-12.40%
Net investment securities	5,774,251	6,947,159	7,278,276	4.77%	26.05%

Commercial loans	23,397,058	26,109,332	28,068,731	7.50%	19.97%
Consumer loans	6,593,211	7,375,132	7,532,649	2.14%	14.25%
Small business loans	129,900	141,430	143,122	1.20%	10.18%
Mortgage loans	2,883,628	3,373,317	3,391,326	0.53%	17.61%
Finance lease	4,698,827	5,289,495	5,506,742	4.11%	17.19%
Allowance for loan losses	-1,457,151	-1,814,364	-2,134,360	17.64%	46.47%
Net total loans and financial leases	36,245,473	40,474,342	42,508,210	5.03%	17.28%

Accrued interest receivable on loans	431,863	525,401	559,981	6.58%	29.67%
Allowance for accrued interest losses	-33,303	-42,242	-54,323	28.60%	63.12%
Net total interest accrued	398,560	483,159	505,658	4.66%	26.87%

Customers’ acceptances and derivatives	196,001	235,133	272,458	15.87%	39.01%
Net accounts receivable	716,106	840,638	828,817	-1.41%	15.74%
Net premises and equipment	855,818	937,993	1,171,117	24.85%	36.84%
Foreclosed assets, net	32,294	24,179	24,653	1.96%	-23.66%
Prepaid expenses and deferred charges	137,901	141,609	132,881	-6.16%	-3.64%
Goodwill	977,095	1,019,732	1,008,639	-1.09%	3.23%
Operating leases, net	488,333	651,759	726,262	11.43%	48.72%
Other	580,642	1,141,433	1,093,850	-4.17%	88.39%
Reappraisal of assets	520,788	550,321	612,683	11.33%	17.65%

Total assets	52,151,649	57,961,038	61,783,079	6.59%	18.47%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,804,724	4,582,805	5,723,460	24.89%	-1.40%
Checking accounts	5,300,864	4,209,874	5,289,918	25.66%	-0.21%
Other	503,860	372,931	433,542	16.25%	-13.96%

Interest bearing	28,569,426	32,513,246	34,660,940	6.61%	21.32%
Checking accounts	1,567,411	1,821,487	2,011,132	10.41%	28.31%
Time deposits	14,304,727	17,431,652	18,652,738	7.00%	30.40%
Savings deposits	12,697,288	13,260,107	13,997,070	5.56%	10.24%

Total deposits	34,374,150	37,096,051	40,384,400	8.86%	17.48%
Overnight funds	2,005,490	2,252,672	2,564,208	13.83%	27.86%
Bank acceptances outstanding	55,208	49,507	56,935	15.00%	3.13%
Interbank borrowings	1,506,611	1,704,714	2,077,291	21.86%	37.88%
Borrowings from domestic development banks	3,344,635	3,682,014	3,870,634	5.12%	15.73%
Accounts payable	1,714,418	1,660,001	1,688,402	1.71%	-1.52%
Accrued interest payable	286,627	401,357	400,902	-0.11%	39.87%
Other liabilities	503,433	539,330	589,501	9.30%	17.10%
Bonds	2,850,730	3,801,313	3,643,486	-4.15%	27.81%
Accrued expenses	218,860	919,320	255,183	-72.24%	16.60%
Minority interest in consolidated subsidiaries	92,217	89,753	135,292	50.74%	46.71%

Total liabilities	46,952,379	52,196,032	55,666,234	6.65%	18.56%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,082,419	4,658,803	4,911,107	5.42%	20.30%
Appropiated	2,995,496	3,662,613	3,620,464	-1.15%	20.86%
Unappropiated	1,086,923	996,190	1,290,643	29.56%	18.74%

Reappraisal and others	752,589	770,102	860,784	11.78%	14.38%
Gross unrealized gain or loss on debt securities	-29,652	-57,813	-48,960	-15.31%	65.12%

Total shareholder’s equity	5,199,270	5,765,006	6,116,845	6.10%	17.65%

6.2	Income Statement

INCOME STATEMENT	As of		Growth				Growth
(Ps millions)	Dec-07	Dec-08	Dec-08/Dec-07	4Q 07	3Q 08	4Q 08	4Q 08/3Q 08	4Q 08/4Q 07
Interest income and expenses
Interest on loans	3,707,751	4,999,520	34.84%	1,071,515	1,265,216	1,426,604	12.76%	33.14%
Interest on investment securities	416,644	431,589	3.59%	105,916	124,821	115,929	-7.12%	9.45%
Overnight funds	115,324	106,208	-7.90%	29,316	25,651	31,226	21.73%	6.52%
Leasing	570,689	776,426	36.05%	168,954	198,930	211,096	6.12%	24.94%
Total interest income	4,810,408	6,313,743	31.25%	1,375,701	1,614,618	1,784,855	10.54%	29.74%

Interest expense
Checking accounts	39,076	39,257	0.46%	10,595	9,604	12,089	25.87%	14.10%
Time deposits	816,688	1,256,742	53.88%	250,289	328,607	349,967	6.50%	39.83%
Savings deposits	461,437	589,718	27.80%	129,902	141,685	176,389	24.49%	35.79%
Total interest on deposits	1,317,201	1,885,717	43.16%	390,786	479,896	538,445	12.20%	37.79%

Interbank borrowings	109,843	74,792	-31.91%	18,775	19,527	25,330	29.72%	34.91%
Borrowings from domestic development banks	274,484	344,900	25.65%	81,678	83,104	92,662	11.50%	13.45%
Overnight funds	131,127	166,129	26.69%	38,557	36,964	51,698	39.86%	34.08%
Bonds	169,435	281,803	66.32%	58,553	74,056	91,660	23.77%	56.54%
Total interest expense	2,002,090	2,753,341	37.52%	588,349	693,547	799,795	15.32%	35.94%

Net interest income	2,808,318	3,560,402	26.78%	787,352	921,071	985,060	6.95%	25.11%
Provision for loan and accrued interest losses, net	(707,865)	(1,263,405)	78.48%	(257,857)	(294,226)	(520,072)	76.76%	101.69%
Recovery of charged-off loans	89,997	108,143	20.16%	24,525	27,660	40,035	44.74%	63.24%
Provision for foreclosed assets and other assets	(60,531)	(46,297)	-23.52%	(6,810)	(8,072)	(13,909)	72.31%	104.24%
Recovery of provisions for foreclosed assets and other assets	81,364	68,392	-15.94%	29,423	31,054	19,282	-37.91%	-34.47%

Total net provisions	(597,035)	(1,133,167)	89.80%	(210,719)	(243,584)	(474,664)	94.87%	125.26%
Net interest income after provision for loans and accrued interest losses	2,211,283	2,427,235	9.77%	576,633	677,487	510,396	-24.66%	-11.49%

Commissions from banking services and other services	279,528	238,918	-14.53%	103,089	67,872	60,733	-10.52%	-41.09%
Electronic services and ATM fees	80,711	86,070	6.64%	22,630	20,687	22,820	10.31%	0.84%
Branch network services	104,601	104,010	-0.57%	28,006	26,680	28,297	6.06%	1.04%
Collections and payments fees	130,421	157,281	20.59%	36,925	39,731	41,901	5.46%	13.48%
Credit card merchant fees	39,191	32,215	-17.80%	11,085	6,321	11,910	88.42%	7.44%
Credit and debit card annual fees	293,583	446,647	52.14%	91,620	119,293	118,825	-0.39%	29.69%
Checking fees	67,438	67,963	0.78%	17,792	17,783	17,104	-3.82%	-3.87%
Fiduciary activities	69,200	98,799	42.77%	19,244	26,623	30,196	13.42%	56.91%
Pension plan administration	82,453	87,826	6.52%	20,274	20,761	27,068	30.38%	33.51%
Brokerage fees	62,493	54,742	-12.40%	20,005	12,137	12,149	0.10%	-39.27%
Check remittance	22,762	26,148	14.88%	5,964	5,934	7,203	21.39%	20.77%
International operations	43,643	47,962	9.90%	12,454	12,485	15,512	24.25%	24.55%
Fees and other service income	1,276,024	1,448,581	13.52%	389,088	376,307	393,718	4.63%	1.19%

Fees and other service expenses	(116,453)	(134,939)	15.87%	(43,198)	(29,590)	(32,718)	10.57%	-24.26%
Total fees and income from services, net	1,159,571	1,313,642	13.29%	345,890	346,717	361,000	4.12%	4.37%

Other operating income
Net foreign exchange gains	27,584	113,584	311.77%	13,313	83,726	80,184	-4.23%	502.30%
Derivative Financial Instruments	141,930	142,431	0.35%	72,224	(18,709)	(21,708)	16.03%	-130.06%
Gains on sales of investments on equity securities	(15,034)	92,125	712.78%	190	(589)	55,630	9544.82%	29178.95%
Securitization income	50,377	41,080	-18.45%	17,950	9,713	9,523	-1.96%	-46.95%
Dividend income	18,968	39,586	108.70%	362	3,080	89	-97.11%	-75.41%
Revenues from commercial subsidiaries	101,148	101,730	0.58%	34,779	24,715	25,293	2.34%	-27.28%
Insurance income	8,013	13,948	74.07%	6,520	1,702	6,449	278.91%	-1.09%
Communication, postage, rent and others	17,572	105,958	502.99%	(1,628)	26,984	33,856	25.47%	2179.61%
Total other operating income	350,558	650,442	85.54%	143,710	130,622	189,316	44.93%	31.73%

Total income	3,721,412	4,391,319	18.00%	1,066,233	1,154,826	1,060,712	-8.15%	-0.52%
Operating expenses
Salaries and employee benefits	835,150	928,997	11.24%	217,124	222,506	269,478	21.11%	24.11%
Bonus plan payments	84,226	125,393	48.88%	31,917	41,742	17,680	-57.64%	-44.61%
Compensation	23,463	23,539	0.32%	6,224	5,447	4,558	-16.32%	-26.77%
Administrative and other expenses	1,070,845	1,268,982	18.50%	271,517	316,785	368,806	16.42%	35.83%
Deposit security, net	49,113	52,151	6.19%	12,282	12,916	12,557	-2.78%	2.24%
Donation expenses	15,375	26,653	73.35%	12,980	3,294	21,840	563.02%	68.26%
Depreciation	122,835	141,133	14.90%	29,944	35,230	40,365	14.58%	34.80%
Total operating expenses	2,201,007	2,566,848	16.62%	581,988	637,920	735,284	15.26%	26.34%

Net operating income	1,520,405	1,824,471	20.00%	484,245	516,906	325,428	-37.04%	-32.80%
Goodwill amortization (1)	70,411	73,149	3.89%	19,695	11,287	34,804	208.35%	76.71%
Non-operating income (expense)
Other income	93,294	172,550	84.95%	16,940	13,086	78,498	499.86%	363.39%
Minority interest	(13,246)	(18,511)	39.75%	12,826	(2,954)	(5,361)	81.48%	-141.80%
Other expense	(81,236)	(140,662)	73.15%	(34,598)	(24,361)	(21,985)	-9.75%	-36.46%
Total non-operating income	(1,188)	13,377	1226.01%	(4,832)	(14,229)	51,152	459.49%	1158.61%
Income before income taxes	1,448,806	1,764,699	21.80%	459,718	491,390	341,776	-30.45%	-25.66%
Income tax expense	(361,883)	(474,056)	31.00%	(137,222)	(124,423)	(47,323)	-61.97%	-65.51%

Net income	1,086,923	1,290,643	18.74%	322,496	366,967	294,453	-19.76%	-8.70%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: March 02, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.

		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance